Exhibit 99.1

We deeply regret the sudden death of
Mr. Ranjan Acharya
Senior Vice President—
Corporate Human Resources Development,
Wipro Limited
on July 15 2009 at 5.45 pm.
Our deepest condolences to his family and friends.
Funeral will take place on July 16 2009
at 9.30 am at Banashankari Crematorium
Residence Address: No. 2, Villa Del Mar
Sarjapur Road Bangalore — 560 102
Team Wipro